ContentOro, Inc
Balance Sheet
(Unaudited)

	December 31, 2016	December 31, 2015
ASSETS		
Current Assets		
Cash	$ 231,953	$ 112,054
Accounts receivable	33,190	-
Prepaid expenses	9,599	7,000
Total current assets	274,742	119,054
Computer equipment	1,984	-
Accumulated depreciation	(276)	-
Net Computer equipment	1,708	0
TOTAL ASSETS	$ 276,450	$ 119,054
LIABILITIES AND EQUITY		
Accounts payable	$ 2,717	$ 1,804
Accrued expenses	11,405	-
Royalties payable	11,620	-
Total current liabilities	25,742	1,804
Long-term convertible note	750,000	0
Long-term interest payable	24,660	0
Total long-term liabilities	774,660	0
Total liabilities	800,402	1,804
Stockholders' Equity (Deficit)		
Common Stock, par value $0.001; 1,902,443 shares authorized, 700,000 outstanding	700	700
Common Stock, par value $0.001; 1,337,839 shares authorized, 653,023 outstanding	653	653
Paid-in-capital	562,998	562,998
Retained deficit	(1,088,303)	(447,101)
Total Equity (Deficit)	(523,952)	117,250
TOTAL LIABILITIES AND EQUITY	$ 276,450	$ 119,054